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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*

                        Studio City Holding Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock   $.002 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   863898-102
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                                 (CUSIP Number)

Larry D. Faw 14400 Southwest - 46th Court Ocala, Florida 34473 (352) 347-3947
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 26, 1999
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

  CUSIP No.     ____________


-------------------------------------------------------------------------------
                Name of Reporting Person
    1           S.S. or I.R.S. Identification No.
                of Above Person

                Larry H. Faw

-------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group*
    2           (a)

                (b) X
-------------------------------------------------------------------------------
                SEC Use Only
    3

-------------------------------------------------------------------------------
                Source of Funds*
    4
                00
-------------------------------------------------------------------------------
                Check Box if Disclosure of Legal
    5           Proceedings Is Required Pursuant
                to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
                Citizenship or Place of Organization
    6
                USA
-------------------------------------------------------------------------------
                                               Sole Voting Power
          NUMBER               7
                                               9,071,277  (See Item 5)
            OF               --------------------------------------------------

          SHARES                               Shared Voting Power
                               8
       BENEFICIALLY
                             --------------------------------------------------
         OWNED BY
                                               Sole Dispositive Power
           EACH                9
                                               9,071,277  (See Item 5)
         REPORTING           --------------------------------------------------

          PERSON                               Shared Dispositive Power
                               10
           WITH

-------------------------------------------------------------------------------
                Aggregate Amount Benefically Owned by Each Reporting Person
    11
                9,071,277  (See Item 5)
-------------------------------------------------------------------------------
    12          Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares*

                X
-------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
    13
                25.6%  (See Item 5)
-------------------------------------------------------------------------------
                Type of Reporting Person*
    14
                IN
-------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No.     ____________


-------------------------------------------------------------------------------
                Name of Reporting Person
    1           S.S. or I.R.S. Identification No.
                of Above Person

                Genevieve H. Faw

-------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group*
    2           (a)

                (b) X
-------------------------------------------------------------------------------
                SEC Use Only
    3

-------------------------------------------------------------------------------
                Source of Funds*
    4
                00
-------------------------------------------------------------------------------
                Check Box if Disclosure of Legal
    5           Proceedings Is Required Pursuant
                to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
                Citizenship or Place of Organization
    6
                USA
-------------------------------------------------------------------------------
                                               Sole Voting Power
          NUMBER               7
                                               925,000  (See Item 5)
            OF               --------------------------------------------------

          SHARES                               Shared Voting Power
                               8
       BENEFICIALLY
                             --------------------------------------------------
         OWNED BY
                                               Sole Dispositive Power
           EACH                9
                                               925,000  (See Item 5)
         REPORTING           --------------------------------------------------

          PERSON                               Shared Dispositive Power
                               10
           WITH

-------------------------------------------------------------------------------
                Aggregate Amount Benefically Owned by Each Reporting Person
    11
                925,000  (See Item 5)
-------------------------------------------------------------------------------
    12          Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares*

-------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
    13
                3.0%
-------------------------------------------------------------------------------
                Type of Reporting Person*
    14
                IN
-------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

Common Stock $.002 par value

Studio City Holding Corporation
14400 Southwest - 46th Court
Ocala, Florida  34473

ITEM 2.  IDENTITY AND BACKGROUND

The persons filing this statement are Larry D. Faw and Genevieve H. Faw. The business address of the reporting persons is 14400 Southwest 46th Court, Ocala, Florida 34473

During the past five years, neither of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or trial order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In February 1993, a predecessor of the issuer entered into an agreement with Mr. Faw, Chairman of the Board of Directors and President, to acquire direct ownership of various intellectual properties in exchange for a promissory note payable in the amount of $1,554,027 and warrants to purchase 5,000,000 shares of Common Stock of the predecessor exercisable at $1.00 per share until February 16, 2003.

The estimated value of the intangible assets of $7,226,000 was determined by Mr. Faw, without arm's length negotiations, by reference to industry standards as detailed in the National Labor Relation's Board's Collective Bargaining Agreement between the Alliance of Motion Picture and Television Producers and the Writers Guild of America which reflects the minimum replacement costs and pass through financial obligations to industry-wide motion picture and television producers and purchasers of intellectual properties. The industry standards referred to in that agreement may have no relationship to commercial, economic or fair market value of the intangible assets.

Effective July 1, 1996, the predecessor merged with and into the issuer, pursuant to a Plan of Merger. Pursuant to the Plan of Merger (i) 100,000,000 shares of Common Stock of the predecessor held by Mr. Faw were converted into 10,000 000 shares of the issuer's, Class A Preferred Stock, (ii) 10,000,000 shares of Common Stock of the predecessor held by Mr. Faw were converted into 1,000,000 shares of the issuer's Class B Preferred Stock, (iii) warrants to purchase 5,000,000 shares of Common Stock of the predecessor were converted into warrants to purchase 5,000,000 shares of Common Stock of the issuer, and (iv) each of the remaining issued and outstanding shares of Common Stock of the predecessor were converted into one share of the issuer's Common Stock. In addition,

Mr. Faw received 1,000,000 shares of Class Preferred B Stock in connection with the merger.

Mrs. Faw acquired 935,000 shares of the issuers Common Stock as follows:

In October 1991, 24,000 shares for services; in March 1993, 2,400,000 shares upon a 10:1 stock split; in August 1993, 100,000 shares in lieu of salary; in January 1994, 1,000,000 shares for services; in June 1996, 14,000 shares to correct a bookkeeping error; in September 1996, 386,000 shares to correct a bookkeeping error; in December 1997, 3,000,000 of the 3,900,000 Shares were exchanged for 300,000 shares of Class B Preferred Stock; and in April 1998, 25,000 shares issued for services

ITEM 4.  PURPOSE OF TRANSACTION

The reporting persons plan to control the issuer, but have no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or

(e) proposals to change the number or term of directors or to fill any existing vacancies on the board;

(f) Any material change in the present capitalization or dividend policy of the issuer;

(g) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)   Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Mr. and Mrs. Faw are husband and wife.

Mr. Faw beneficially owns 9,071,277 shares, including warrants to purchase 5,000,000 shares at $1.00 per share which expire on February 16, 2003, representing approximately 25.6 % of the issuer's 31,282,001 issued and outstanding shares (including 3,800,000 treasury shares). Mr. Faw's beneficial ownership excludes 10,000,000 shares of Class A Preferred Stock, which are entitled to 10 votes for each share, and 2,000,000 shares of Class B Preferred Stock, which are convertible into shares of Common Stock on the basis of one share of Class B Preferred Stock for ten shares of Common Stock.

Mrs. Faw beneficially owns 925,000 shares. Mrs. Faw's beneficial ownership excludes 300,000 shares of Class B Preferred Stock, which are convertible into shares of Common Stock on the basis of one share of Class B Preferred Stock for ten shares of Common Stock.

Mr. and Mrs. Faw each disclaim beneficial ownership of the other's shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Faw holds warrants to purchase 5,000,000 shares of Common Stock at $1.00 per share which expire on February 16, 2003.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed as part of this report:

1. Warrant to purchase 5,000,000 shares of Common Stock incorporated by reference to Exhibit 10.2 to Form SB-2, File No. 333-62551

2. Statement required by Rule 13d-1(f), included after Signature.

                                   SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 7, 1999                               /s/ LARRY D. FAW
      -----------------------                     ----------------------
                                                  Larry D. Faw



Dated: June 7, 1999                               /s/ GENEVIEVE H. FAW
      -----------------------                     ----------------------
                                                  Genevieve H. Faw



                      STATEMENT REQUIRED BY RULE 13D-1(f)

       The foregoing Schedule 13D and any amendments thereto with respect to the Common Stock of Studio City Holding Corporation is a joint filing on behalf of the persons named below pursuant to the provisions of Rule 13-d-1(f) of the Securities Exchange Act of 1934.




Dated: June 7, 1999                               /s/ LARRY D. FAW
      -----------------------                     ----------------------
                                                  Larry D. Faw



Dated: June 7, 1999                               /s/ GENEVIEVE H. FAW
      -----------------------                     ----------------------
                                                  Genevieve H. Faw


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